FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           for the month of July 2003



                               FILA HOLDING S.p.A.
                               -------------------
                 (Translation of registrant's name into English)

                            Viale Cesare Battisti 26
                               13900 Biella, Italy
                    (Address of principal executive offices)



    (Indicate    by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                              Form 20-F x Form 40-F



        (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                       Securities Exchange Act of 1934.)

                                   Yes   No x

                                      INDEX
                                      -----


1. Condensed Balance Sheets as of June 30, 2003 (unaudited), December 31, 2002 and June 30, 2002 (unaudited);

2. Statements of Operations for the three months ended June 30, 2003 (unaudited) and June 30, 2002 (unaudited) and for the six months ended June 30, 2003 (unaudited) and June 30, 2002 (unaudited);

3. Condensed Statements of Cash Flows for the six months ended June 30, 2003 (unaudited) and June 30, 2002 (unaudited);

4. Condensed Statement of Changes in Shareholders' Equity for the period from December 31, 2002 through June 30, 2003 (unaudited);

5.   Notes to the Financial Statements;

6. Management's Discussion and Analysis of Results of Operations and Financial Condition;

7.   Press Release dated July 30, 2003.

1)
                               FILA HOLDING S.p.A.
                            CONDENSED BALANCE SHEETS
                        As of June 30, 2003 (Unaudited),
                 December 31, 2002 and June 30, 2002 (Unaudited)

                                                                  June 30,       December 31, 2002    June 30,
                                                                    2003                                2002
                                                             -----------------   ---------------   --------------
ASSETS                                                                        (in thousands of Euro)
Current assets:
Cash and cash equivalents                                          5,615                 69              6,396
Trade receivables                                                    881                  -                  -
Trade receivables from subsidiaries                                    -             17,960             11,677
Short-term loans to related parties                               27,500                  -                  -
Short-term loans from subsidiaries                                     -            328,979            361,036
Other current assets                                              17,455             12,393             14,849
                                                             -----------------   ---------------   --------------
    Total current assets                                          51,451            359,401            393,958
Equity investments in subsidiaries                                     -             57,834             18,988
Long-term loans from subsidiaries                                      -                  -             13,375

Property, plant and equipment, net                                    13                 23                 30
Other intangible assets, net of accumulated amortization               9                 10                  9
Other assets                                                         233                805              2,469
                                                             -----------------   ---------------   --------------
Total assets                                                      51,706            418,073            428,829
                                                             =================   ===============   ==============

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Bank borrowings                                                        -             59,962             58,748
Short-term debt                                                        -             53,207             53,207
Short-term debt from related parties                                   -             36,817            121,669
Short-term debt from subsidiaries                                      -             47,340             35,867
Trade payables                                                     7,211              2,808              3,490
Trade payables from subsidiaries                                       -                 46                 93
Other current liabilities                                          1,718              2,504              1,966
                                                             -----------------   ---------------   --------------
    Total current liabilities                                      8,929            202,684            275,040

Termination indemnities                                                -                355                428
Other allowances                                                       -             94,324            122,806

Shareholders' equity
Share capital 96,511,312 shares authorized, issued and
    outstanding at June 30, 2003 par value Euro 1.00              96,511             96,489             79,444
Additional paid in capital                                        39,574             39,561            104,708
Accumulated deficit                                              (93,308)           (15,340)          (153,597)
                                                             -----------------   ---------------   --------------
Total shareholders' equity                                        42,777            120,710             30,555
                                                             -----------------   ---------------   --------------

Total liabilities and shareholders' equity                        51,706            418,073            428,829
                                                             =================   ===============   ==============


2) FILA HOLDING S.p.A.
                                                              STATEMENTS OF OPERATIONS (UNAUDITED)

                                                     FOR THE THREE MONTHS              FOR THE SIX MONTHS
                                                        ENDED JUNE 30,                   ENDED JUNE 30,
                                                     2003             2002            2003             2002
                                              -----------------  ---------------  -------------   ---------------
                                                     (in thousands of Euro, except for earnings per share)


Net revenues:
    Net direct sales                                      -                -               -                -
    Royalty income                                        -                -               -                -
    Other revenues                                        -                -               -                -
                                                          -                -               -                -
                                              -----------------  ---------------  -------------   ---------------
Cost of sales                                             -                -               -                -
                                              -----------------  ---------------  -------------   ---------------
Gross profit                                              -                -               -                -

General and administrative expenses                   5,413              480           5,925            1,028
                                              -----------------  ---------------  -------------   ---------------
Loss from operation                                  (5,413)            (480)         (5,925)          (1,028)

Other income (expense):
Interest income                                       1,919            3,698           5,102            7,348
Interest expense                                     (1,236)          (2,879)         (3,657)          (5,356)
Foreign exchange (losses) incomes                    16,741             (533)         16,613             (442)
Loss on equity investments in subsidiaries          (68,767)         (66,593)        (68,767)         (66,593)
Forgiveness of receivable from subsidiaries         (20,000)               -         (20,000)               -
Other expenses, net                                    (444)            (172)           (654)            (306)
                                              -----------------  ---------------  -------------   ---------------
                                                    (71,787)         (66,479)        (71,363)         (65,349)
                                              -----------------  ---------------  -------------   ---------------
Loss before income taxes                            (77,200)         (66,959)        (77,288)         (66,377)

Income taxes                                            580              189             680              283
                                              -----------------  ---------------  -------------   ---------------
Net loss                                            (77,780)         (67,148)        (77,968)          (66,660)
                                              =================  ===============  =============   ===============

Loss per share                                        -0.81            -2.20           -0.81             -2.18

Average number of ordinary shares
    outstanding (1)                              96,511,312       30,555,206      96,497,325       30,555,206


(1) Average number of ordinary shares outstanding in 2002 have been restated to reflect the reverse stock split in accordance with the Shareholders' meeting resolution dated September 23, 2002.



3)
                               FILA HOLDING S.p.A.
                 CONDENSED STATEMENTS OF CASH FLOWS (UNAUDITED)

                                                                              FOR THE SIX MONTHS
                                                                                ENDED JUNE 30,
                                                                         2003                  2002
                                                                  ------------------     ------------------
                                                                              (in thousands of Euro)
Cash Flows from Operating Activities:
Net loss                                                                    (77,968)             (66,660)
Adjustments to reconcile net loss to net cash
   used in operating activities:
     Depreciation and amortization                                                2                   11
     Loss on disposal of equity investments in subsidiaries                  68,767                    -
     Impairment loss on equity investments in subsidiaries                        -               66,107
     Impairment loss on Hdp Net                                                   -                  486
     Forgiveness of receivable from subsidiaries                             20,000                    -
     Changes in operating assets and liabilities
       Accounts receivable                                                   17,079                  456
       Trade payables                                                         4,357                1,110
       Other-net                                                             (6,594)              (5,931)
                                                                  ------------------     ------------------
         Net cash provided by (used in) operating activities                 25,643               (4,421)


Cash Flows from Investing Activities:
   Proceeds from disposals of property, plant and equipment                       9                   18
   Proceeds from disposals of equity investments in subsidiaries             82,200                    -
   Additions to equity investments                                         (104,294)             (10,576)
         Net cash used in investing activities                              (22,085)             (10,558)

Cash Flows from Financing Activities:
   Payments on short-term debt                                              (53,207)                   -
   Net change on short-term debt from related parties                       (64,317)              45,114
   Net change in short-term debt from subsidiaries                          (18,915)             (29,483)
   Net change in short-term borrowings                                      (59,962)               5,663
   Proceeds from forgiveness of notes receivable                            198,354                    -
   Proceeds from ordinary shares issuance                                        35                    -
                                                                  ------------------     ------------------
         Net cash provided by financing activities                            1,988               21,294

Net increase in cash and cash equivalents                                     5,546                6,315
Cash and cash equivalents at beginning of year                                   69                   81
                                                                  ------------------     ------------------

Cash and cash equivalents at end of the period                                5,615                6,396
                                                                  ==================     ==================


4)
                               FILA HOLDING S.p.a.
             CONDENSED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
                      FOR THE PERIOD FROM DECEMBER 31, 2002
                        THROUGH JUNE 30, 2003 (UNAUDITED)

                                            Additional  Other
                                    Share    paid in   accumulated
                                   Capital   Capital    deficit         Total
                                  --------- ---------  ------------   ----------
                                           (in thousands of Euro)

BALANCE AT DECEMBER 31, 2002         96,489   39,561    (15,340)      120,710

Issuance of 21,704 ordinary shares       22       13                       35


Net loss for the period                                 (77,968)      (77,968)
                                  --------- ---------  ----------   ----------
BALANCE AT JUNE 30, 2003             96,511   39,574    (93,308)       42,777
                                  ========= =========  ==========   ==========

5. NOTES TO THE FINANCIAL STATEMENTS
     ---------------------------------


The accompanying condensed financial statements as of June 30, 2003 and June 30, 2002 have been prepared by Fila Holding S.p.A. and are unaudited. However, in the opinion of management, all adjustments necessary for a fair presentation of Fila's financial position at those dates, and its results of operations and cash flows for those periods, have been made. These financial statements should be read in conjunction with Fila's audited financial statements for the year ended December 31, 2002 and the notes thereto.

Fila's results of operations for the three months ended June 30, 2003 are not necessarily indicative of its operating results for the full year.

Fila's condensed financial statements have been prepared in accordance with accounting principles generally accepted in Italy ("Italian GAAP"), which differ in certain respects from accounting principles generally accepted in the United States ("U.S. GAAP"). Fila Holding's financial statements for the year ended December 31, 2002 include a discussion of the principal differences between Italian GAAP and U.S. GAAP.

6. MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION
     ---------------------------------------------------------------------------


RESULTS OF OPERATIONS


SG&A expenses for the quarter totaled (euro)5.4 million compared to (euro)0.5 million in the same quarter of the previous year, mainly due to higher legal and consulting costs for the sale process and the valuation of the tender offer by RCS MediaGroup for the remainder of Fila Holding's outstanding shares and ADSs.

Loss from operations consists only of SG&A expenses because the Company does not have Revenues or Cost of Good sold.

Extraordinary expenses for the second quarter 2003 totaled (euro) 71.8 million compared to (euro) 66.5 million in the same period of last year and they mainly consist of: ? Sale of equity investment of (euro) 68.8 million; ? losses for forgiveness of receivables from Fila Nederland of (euro) 20.0 million; ? foreign exchange income on hedging on the sale process of (euro) 16.7 million.

Income taxes for the first quarter of 2003 were (euro) 0.6 million compared to
(euro) 0.2 million in the corresponding quarter of 2002.

Net loss for the quarter was (euro) 77.8 million compared with (euro) 67.1 million in the second quarter of 2002.


LIQUIDITY AND CAPITAL RESOURCES

Working capital. Net working capital as of June 30th, 2003 was (euro)9.4 million compared with (euro)21.0 million as of June 30th, 2002 (a 55% decrease).

Equity investments, after the sale of all the operating subsidiaries, were down to zero, from (euro)20.7 million as of June 30th, 2003 and (euro)151.0 million as of May 31, 2003.

Net financial position as of June 30th, 2003 was positive for (euro)33.1 million compared with (euro)111.3 million as of June 30th, 2002.

For More Information, Contact:

Fila Holding S.p.A.
Investor Relations Office:
Elena Carrera  +39 015 3506 246


            FILA HOLDING S.p.A. ANNOUNCES SECOND QUARTER 2003 RESULTS


(Biella, Italy, July 30th, 2003) - Fila Holding S.p.A. (NYSE:FLH) today reported its unaudited results for the second quarter ended June 30, 2003.

On June 10, 2003 Fila Holding S.p.A., which is owned for 91% by RCS MediaGroup, sold all its operating subsidiaries to Sport Brands International LLC, as previously announced. As a consequence, the results described below relate only to the remaining entity Fila Holding S.p.A. (previously the Group's holding Company) and have been compared with non consolidated data of the company for the same periods of 2002.

Net Loss
--------

In U.S. dollars, second quarter 2003 net loss was U.S.$ 88.4 million compared with a net loss of U.S.$ 61.7 million in the second quarter of 2002.

On a per ADS/per ordinary share basis, net loss was U.S.$0.92 per ADS/share in the second quarter of 2003 compared with U.S. $2.02 per ADS/share in the same period of 2002. The average number of shares outstanding for the three months ended June 30, 2003 and 2002 were 96,511,312 and 30,555,206 respectively.

The U.S. dollar depreciated by 24% against the Euro on a quarterly average basis; the average exchange rate was (euro) 1= U.S.$ 1.137 in the second quarter of 2003 and (euro) 1= U.S.$ 0.919 in the corresponding quarter of 2002.

Income statement review
-----------------------

As a consequence of the sale of all its operating activities, the company has no revenues and no cost of good sold, so the operating result both for the quarter and the first half consisted only of SG&A expenses.

SG&A expenses for the second quarter 2003 totaled (euro)5.4 million ((euro)5.9 million in the first half) compared to (euro)0.5 million (or (euro)1.0 million in the first half) in the previous year; this increase was mainly due to higher legal and consulting costs for the sale process and the valuation of the tender offer by RCS MediaGroup for the remainder of Fila Holding's outstanding shares and ADSs.

Other expenses were (euro)71.8 million and (euro)71.4 million for the second quarter and the first half of 2003 respectively compared with (euro)66.5 million in the corresponding quarter of last year and (euro)65.3 million for the first half of 2002.

Extraordinary expenses for the second quarter of 2003 were mainly due to the sale of the equity investment of (euro)68.8 million and to losses for forgiveness of receivables to Fila Nederland of (euro)20.0 million. Foreign exchange income was (euro)16.7 million due to hedging on the sale process.

Net interest was positive for (euro)0.7 million in the second quarter of 2003 ((euro)1.4 million in the first half) compared to (euro)0.8 million in the second quarter of 2002 ((euro)2.0 million in the first half of 2002).

Income taxes for the quarter were (euro)0.6 million compared to (euro)0.2 million in the second quarter of last year.

As a consequence of the above mentioned factors, net loss for the quarter was
(euro)77.8 million compared with (euro)67.1 million in the second quarter of 2002.

Balance sheet review
--------------------

Net working capital as of June 30th, 2003 was (euro)9.4 million compared with
(euro)21.0 million as of June 30th, 2002 (a 55% decrease).

Equity investments, after the sale of all the operating subsidiaries, were down to zero, from (euro)20.7 million as of June 30th, 2003 and (euro)151.0 million as of May 31, 2003.

Net financial position as of June 30th, 2003 was positive for (euro)33.1 million compared with (euro)111.3 million as of June 30th, 2002 and to a net financial indebtedness of (euro)42.6 million as of May 31, 2003.


At a meeting held today, Fila's Board of Directors resolved to call a general shareholders meeting on October 24, 2003. The purpose of the shareholders meeting will be to consider the actions to be taken to carryforward the losses as of June 30, 2003.



BALANCE SHEET SUMMARY

--------------------------------------------------------------------------------

Euro million                                  June 30, 2003   June 30, 2002
------------                                  -------------   -------------
                                               (unaudited)
(unaudited)
Trade receivables                                  0.9            11.7
Other current assets                              17.5            14.8
Accounts payable                                  (8.9)           (5.5)
Working Capital *                                  9.4            21.0
Net fixed and non current assets                   0.3            21.5
                                                   ---            ----
TOTAL NET ASSETS                                   9.7            42.5

Net Financial Indebtedness (credit)              (33.1)          (111.3)
Provision and Other Liabilities                     -             123.2
Shareholders' Equity                              42.8            30.6
                                                  ----            ----
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY
                                                   9.7            42.5

--------------------------------------------------------------------------------
*   Excluding cash and short term loans.
Figures may not add due to rounding.

KEY FIGURES IN U.S. DOLLARS
for the second quarter ended June 30, 2003.

We publish our financial statements in Euro. For convenience, however, certain key results are presented herein as translated into U.S. dollars at the average exchange rates in effect for the respective periods.



--------------------------------------------------------------------------------------------------------------
                                                 SECOND QUARTER                        SIX MONTHS
                                                  ended June 30                      ended June 30
                                                   (unaudited)                        (unaudited)
                                             2003              2002              2003             2002
                                             ----              ----              ----             ----

Net Loss (U.S.$/million)                    (88.4)            (61.7)            (86.2)           (59.9)

Net Loss per ADS (*)                        (0.92)            (2.02)            (0.89)           (1.96)
(U.S.$/ADS)

Average Number of Ordinary Shares/ ADSs
outstanding:                              96,511,312        30,555,206        96,497,325       30,555,206

Average exchange rate                        1.137             0.919            1.105             0.898
(U.S. dollars per Euro)


--------------------------------------------------------------------------------------------------------------
*      Losses per ADS were calculated by dividing Net Loss by the number of ADSs outstanding during the period (each ADS representing 1 ordinary share).


                                                   FOR THE THREE MONTHS   FOR THE SIX MONTHS
                                                        ENDED JUNE 30         ENDED JUNE 30
                                                   2003        2002          2003          2002
                                             ------------ ------------  ------------   ------------
                                             (in thousands of Euro, except for earnings per share)

Net revenues:
   Net direct sales                                  -            -             -              -
   Royalty income                                    -            -             -              -
   Other revenues                                    -            -             -              -
                                             ------------ ------------  ------------   ------------
                                                     -            -             -              -
Cost of sales                                        -            -             -              -
                                             ------------ ------------  ------------   ------------
Gross profit                                         -            -             -              -

General and administrative expenses              5,413          480         5,925          1,028
                                             ------------ ------------  ------------   ------------
Loss from operations                            (5,413)        (480)       (5,925)        (1,028)

Other income (expense):
Interest income                                  1,919        3,698         5,102          7,348
Interest expense                                (1,236)      (2,879)       (3,657)        (5,356)
Foreign exchange (losses) incomes               16,741         (533)       16,613           (442)
Loss on equity investments in subsidiaries     (68,767)     (66,593)      (68,767)       (66,593)
Forgiveness of receivable from subsidiaries    (20,000)           -       (20,000)             -
Other expense, net                                (444)        (172)         (654)          (306)
                                             ------------ ------------  ------------   ------------
                                               (71,787)     (66,479)      (71,363)       (65,349)
                                             ------------ ------------  ------------   ------------
Loss before income taxes                       (77,200)     (66,969)      (77,288)       (66,377)

Income taxes                                       580          189           680            283
                                             ------------ ------------  ------------   ------------
Net loss                                       (77,780)     (67,148)      (77,968)       (66,660)
                                             ============ ============  ============   ============
Loss per share                                   -0.81        -2.20         -0.81          -2.18

Average number of ordinary
   shares outstanding (1)                   96,511,312   30,555,206    96,497,325     30,555,206


(1) Average number of ordinary shares outstanding in 2002 have been restated to reflect the reverse stock split in accordance with the Shareholders' meeting resolution dated September 23, 2002.

SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Dated: July 30, 2003





FILA HOLDING S.p.A.


by /s/ Marco Isaia
  ----------------

Marco Isaia
Managing Director